Hydra Industries Acquisition Corp.

3 Columbus Circle

16th Floor

New York, NY 10019

October 15, 2014

VIA EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hydra Industries Acquisition Corp.

Registration Statement on Form S-1

Filed August 19, 2014, as amended

File No. 333-198236

Dear Ms. Long:

On October 14, 2014, the Company requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:30 p.m. (New York time) on October 15, 2014, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ A. Lorne Weil
A. Lorne Weil
Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Skadden, Arps, Slate, Meagher & Flom LLP